

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

BY POST

12th May, 2003


03022155

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. Announcement of the Company dated 7th May, 2003 in respect of resignation of directors; and
2. Announcement of the Company dated 9th May, 2003 in respect of a connected transaction of disposing interest in Shanghai Orient Shopping Centre Ltd.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg/Mr. Paul Boltz

\\SIIC-WIN2K\COMPSEC$\ADR\ltrtoSEC.doc

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Connected Transaction
Disposal of Interest in Shanghai Orient Shopping Centre Ltd.

The Board of Directors of the Company announces that SI Commerce, a wholly-owned subsidiary of the Company, and Shanghai Yibai entered into the Agreement on 7 May 2003 whereby SI Commerce agreed to dispose all its 51% interest in Shanghai Orient to Shanghai Yibai, at a cash consideration of RMB127,137,000 (equivalent to approximately HK$119,941,000).

Shanghai Orient is a 51% subsidiary of SI Commerce, and Shanghai Yibai, a substantial shareholder of Shanghai Orient, which owns the remaining 49% interest thereof, is a connected person of the Company. The disposal therefore constitutes a connected transaction for the Company under the Listing Rules. The Company shall make disclosure of the disposal by way of an announcement, and include the relevant details in the Company s next published annual report and accounts in accordance with Rule 14.25(1)(A) to 14.25(1)(D).

1. AGREEMENT

Parties to the Agreement:

Vendor : SI Commerce
Purchaser : Shanghai Yibai

Date of the Agreement:

7 May 2003

2. DISPOSAL AND CONSIDERATION

Pursuant to the Agreement, SI Commerce agreed to dispose all its 51% interest in Shanghai Orient to Shanghai Yibai, at a cash consideration of RMB127,137,000 (equivalent to approximately HK$119,941,000). As Shanghai Yibai owns the remaining 49% interest in Shanghai Orient, SI Commerce will no longer own any interest in Shanghai Orient and Shanghai Yibai will own 100% interest in Shanghai Orient after the disposal.

The Agreement is subject to the approval obtained from the relevant approval authorities of the PRC, and will become effective on the same date of the date of approval. The consideration will be settled on the Completion Date. The consideration was determined by the parties on arm s length basis by reference to the net asset value of Shanghai Orient. The consideration is 5.1 times compared with the adjusted net asset value of Shanghai Orient as at 31 December 2002 of approximately RMB48,761,000 (equivalent to approximately HK$46,001,000) (calculated on a 51% interest basis after deducting the retained earnings that were entitled by SI Commerce), prepared in accordance with the generally accepted accounting principles in Hong Kong.

The Directors consider that the basis in determining the consideration is fair and reasonable. The proceeds from the disposal net of outgoing expenses of approximately RMB60,000 (equivalent to approximately HK$56,000) will be used as the general working capital of the Company.

3. INFORMATION OF SHANGHAI ORIENT

Shanghai Orient is a limited company incorporated on 9 November 1990 under the laws of the PRC. It is engaged in the business of department retail in Shanghai. The Company acquired a 51% interest in Shanghai Orient at the end of 1996, at a consideration of approximately HK$74,000,000. The net asset value as at 31 December 2002 of Shanghai Orient prepared in accordance with the generally accepted accounting principles in Hong Kong is approximately RMB65,093,000 (equivalent to approximately HK$61,408,000).

4. CONNECTED TRANSACTION

As Shanghai Orient is a subsidiary of SI Commerce, and Shanghai Yibai, a substantial shareholder of Shanghai Orient, which owns the remaining 49% interest thereof, is a connected person of the Company. As such, the entering into the Agreement constitutes a connected transaction for the Company under the Listing Rules. In accordance with the Listing Rules, the Company shall make disclosure of the disposal by way of an announcement, and shall include the relevant details in the Company s next published annual report and accounts in accordance with Rule 14.25(1)(A) to 14.25(1)(D).

5. REASONS FOR THE DISPOSAL

In complement with the Company s business transformation strategy in recent years, the Company will continue to develop new businesses with potentials such as medicine and bio-technology, modern logistics and information technology; strengthen its existing investment projects that have market competitiveness and gradually streamline non-core businesses, with a view to optimise the Group s resources allocation. The Board considers that by disposing the interest of Shanghai Orient, the Company will be able to better consolidate its resources, which is to the interest of the Shareholders.

6. DEFINITIONS

Terms	*Meaning*
	the share transfer agreement dated 7 May 2003 entered into between SI Commerce and Shanghai Yibai
	the board of directors of the Company
	Shanghai Industrial Holdings Limited, a limited company whose shares are listed on the Stock Exchange
"Completion Date"	the fifth day after the Agreement becomes effective
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"SI Commerce"	S. I. Commerce Holdings Limited, a limited company incorporated in the British Virgin Islands
"Shanghai Orient"	Shanghai Orient Shopping Centre Ltd., a limited company incorporated in the PRC
"Shanghai Yibai"	Shanghai Yibai (Holdings) Company Ltd., a limited company incorporated in the PRC
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 9 May 2003

South China Morning Post 9th May, 2003

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Announcement

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that in order to cope with the business development of the Company and due to change of job duties, (i) Mr. Yao Fang was appointed as Executive Director of the Company with effect from 7th May 2003; and (ii) Messrs. Cao Fu Kang and Wen Song Quan resigned as Directors of the Company on the same day. The Board would like to express its gratitude to Mr. Cao and Mr. Wen for their valuable contributions to the Company in the past.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 7th May 2003